Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (415) 291-7415 cmiller@manatt.com

June 3, 2025	Client-Matter: 42555-043

CONFIDENTIAL DRS CORRESPONDENCE

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Re:	Avidbank Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001443575

Ladies and Gentlemen:

On behalf of our client, Avidbank Holdings, Inc. (the “Company”), we hereby file Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “DRS Amendment No. 1”). DRS Amendment No. 1 is filed to respectfully provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 9, 2025 (the “Staff’s Letter”) relating to the Company’s initial Draft Registration Statement on Form S-1 as submitted with the Commission on April 11, 2025 (the “Original DRS”) and to update certain information contained in the Original DRS. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in DRS Amendment No. 1. A separate redline of the DRS Amendment No. 1 reflecting all changes to the Original DRS is included for your reference.

Draft Registration Statement on Form S-1 filed on April 11, 2025

Financial Performance & Positioning, page 3

1.	We note your statement on page 3 that during 2023 you faced significant challenges due to several high-profile bank failures but “quickly navigated these challenges by implementing strategic measures to fortify our balance sheet and maintain our clients’ confidence.” Please revise to quantify the impact on growth and profitability to provide context and further clarify the measures you implemented.

Response: In response to the Staff’s Comment, the Original DRS has been revised on pages 3 and 94 to provide a more detailed discussion regarding the impact on growth and profitability and the measures implemented to fortify the Company’s balance sheet and maintain its clients’ confidence.

Attention: U.S. Securities and Exchange Commission

Re: Avidbank Holdings, Inc.; Amendment No. 1 to Draft Registration Statement on Form S-1

June 3, 2025

Growing Foundation of Core Deposits, page 10

2.	We note your disclosure that brokered deposits totaled $70.8 million as of December 31, 2024, down from $96.1 million in 2023. However, you also disclose that, due to exceeding the 20% cap on reciprocal deposits under FDIC regulations, an additional $470 million of deposits were classified as brokered. Please revise your disclosure to clarify the total amount of deposits classified as brokered under applicable FDIC rules. Additionally, discuss the potential implication of these classifications, if material, on your liquidity position. In this regard, please revise the first risk factor on page 39 to quantify your qualifying reciprocal deposits as of the most recent practicable date, which will provide context regarding the reference to amounts that exceed the FDIC’s 20% regulation.

Response: In response to the Staff’s Comment, the Original DRS has been revised, including on pages 7 and 98, to disclose the total amount of deposits classified as brokered deposits. Furthermore, the risk factor under the caption “We participate in reciprocal deposit networks to provide additional FDIC deposit insurance coverage to support our clients and to efficiently manage our balance sheet and liquidity position, which exposes us to risks that may adversely affect our business, financial condition or results of operations.” has been revised on page 25 of the DRS Amendment No. 1 to discuss the potential implication of these classifications and the risk factor under the caption “If the Bank is not “well capitalized” for regulatory purposes, our ability to participate in reciprocal deposit networks could be limited.” has been revised on page 25 of the DRS Amendment No. 1 regarding FDIC regulation on reciprocal deposits.

Summary of Risk Factors, page 25

3.	We note that your risk factors exceed 15 pages. Please revise the summary risk factors to be no more than two pages. Refer to Item 105(b) of Regulation S-K.

Response: In response to the Staff’s Comment, the summary of risk factors in the Original DRS has been revised on pages 19-20 and the revised summary is now less than two pages.

Risk Factors

Our business and operations are concentrated in California, page 28

4.	We note from your disclosure that a significant portion of your loan portfolio is concentrated in the San Francisco Bay Area. Please revise your disclosure to include a more detailed discussion of the risks associated with this geographic concentration. In particular, consider discussing regional economic trends and declines in commercial real estate values and office-occupancy that could materially impact property values.

Response: In response to the Staff’s Comment, the Company has added an additional risk factor on page 21 of the DRS Amendment No. 1 relating to the impact of regional economic trends and declines on the commercial real estate portfolio.

Our largest deposit relationships currently, page 39

5.	We note your risk factor disclosure that your 10 largest deposit relationships represent approximately $440 million or 23% of total deposits. Please revise here or where appropriate to provide additional disclosure regarding these depositors, such as whether they are concentrated in a particular industry or geography and whether their deposit relationships are contractual or relationship based.

Response: In response to the Staff’s Comment, the relevant risk factor in the Original DRS has been revised on page 32 to provide additional disclosure regarding the Company’s largest deposit relationships.

Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor, San Francisco, California 94111

Tel: 415.291.7400 Fax: 415.291.7474

Albany  |  Boston  |  Chicago  |  Los Angeles  |  New York  |  Orange County  |  Sacramento  |  San Francisco  |  Silicon Valley  |  Washington, D.C.

Attention: U.S. Securities and Exchange Commission

Re: Avidbank Holdings, Inc.; Amendment No. 1 to Draft Registration Statement on Form S-1

June 3, 2025

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 71

6.	We note the statement in Use of Proceeds that you may engage in repositioning of a substantial portion of your available-for-sale securities portfolio. Please revise to address the reasonably likely impact to your balance sheet. It appears that it may reasonably likely result in a material event or uncertainty that is reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. See Item 303(a) of Regulation S-K.

Response: In response to the Staff’s Comment, the Original DRS has been revised on page 60 to provide additional detail regarding the potential impact of a securities portfolio repositioning on the Company’s balance sheet.

7.	We note references to your low-cost of deposits and funding. Please revise here or where appropriate to provide, in a tabular form, information regarding average balances of loans and borrowings and effective interest yields and cost of funds rates. To the extent material, clarify differences in costs among sources of funding, including from the reciprocal deposit network and One-Way Buy deposits.

Response: In response to the Staff’s Comment, we have provided additional disclosures regarding deposits and borrowings, including on pages 66 and 68 of the DRS Amendment No. 1, and respectfully note the disclosure on pages 65 and 67, including the accompanying tables, which we believe addresses the Staff’s comment.

Loans, page 76

8.	We note your disclosure on page 77 that Venture loans totaled $263.4 million as of December 31, 2024 and represented 14% of your total loan portfolio, and that repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. We further note disclosure on page 69 that Venture loans are made to companies with modest or negative cash flows and no established record of profitable operations. Please revise your filing, where appropriate, to disclose in detail: (i) your origination policies and procedures for your Venture loans; (ii) typical loan terms, including when receipt of equity warrants may occur; and (iii) how you monitor the borrower’s performance and the collection of these loans subsequent to origination.

Response: In response to the Staff’s Comment, the Original DRS has been revised on page 62 to provide additional detail regarding the Company’s venture loan portfolio and related loan terms.

Risk Framework, page 87

9.	We note the statement on page 4 that a key initiative started in 2023 was bolstering your treasury management team, which was involved in responding to these recent industry-wide deposit liquidity challenges. Please revise the ALCO discussions on page 88, 90 or where appropriate to clarify whether and how the treasury management team was made a part of the ALCO, and if not, how the treasury management team’s role relates to the ALCO. Additionally, clarify the steps you took in 2023 and 2024 to bolster the treasury management team.

Response: In response to the Staff’s Comment, the Original DRS has been revised, including on pages 12, 89 and 104 to provide additional information regarding the treasury management team’s role and the steps taken to bolster that team.

Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor, San Francisco, California 94111

Tel: 415.291.7400 Fax: 415.291.7474

Albany  |  Boston  |  Chicago  |  Los Angeles  |  New York  |  Orange County  |  Sacramento  |  San Francisco  |  Silicon Valley  |  Washington, D.C.

Attention: U.S. Securities and Exchange Commission

Re: Avidbank Holdings, Inc.; Amendment No. 1 to Draft Registration Statement on Form S-1

June 3, 2025

Financial Performance & Positioning, page 93

10.	We note your statement on page 13 and elsewhere that you reduced uninsured deposits from 85% as of December 31, 2022 to 33% as of December 31, 2024 through expanded insurance solutions. However, we note your statement on page 93 that you decreased your uninsured deposits to 33% as of December 31, 2023. Please reconcile these statements and also revise to describe the nature of your insurance solutions, any material terms or limitations, associated costs, and any risks these arrangements may present.

Response: In response to the Staff’s Comment, the Original DRS has been revised on pages 4 and 94 to reconcile our disclosure regarding uninsured deposits and provide further discussion of the Company’s insurance solutions. We have also added additional disclosure, including but not limited to, the revised risk factor on page 25 and the revised disclosure on page 81 with respect to the Company’s insurance solutions.

11.	Please revise to clarify how in your experience “venture relationships traditionally generate higher deposit balances relative to loan demand” and explain the extent to which this impacts your risk profile. For example, please address material impacts of Venture Lending, which appears to be approximately 16% of your loan portfolio, contributing approximately 36% of your deposit funding.

Response: In response to the Staff’s Comment, the Original DRS has been revised, including on pages 3, 11, 94 and 103 and the risk factor under the caption “We utilize excess deposits from our Venture Lending division to fund loan growth in other.” on page 32, to provide more detailed discussion regarding the Company’s venture relationships and deposit balances on its risk profile.

12.	Please revise here and page 15 or where appropriate to explain how you define a “venture-backed technology” company. In this regard, it is unclear if the venture-backed technology companies constitute all of your borrowers with “negative cash flows and no established record of profitable operations.”

Response: In response to the Staff’s Comment, the Original DRS has been revised on pages 12 and 103 to clarify the Company’s definition of “venture-backed technology” companies and their impact as borrowers.

Scalable Business Model and Expense Management, page 104

13.	We note your statement that you “intend to selectively incorporate artificial intelligence (“AI”) to enhance employee efficiency by automating routine tasks and streamlining workflows.” If material, revise to describe in greater detail your specific plans to implement AI, including the anticipated timing and any material steps you have already taken or plan to take toward implementation.

Response: In response to the Staff’s Comment, the Original DRS has been revised, including on pages 10 and 101 and the risk factor on pages 48-49, to clarify the Company’s use of AI technologies in its business operations. In addition, we respectfully confirm that the use and implementation of AI technologies are not material to the Company’s business.

Business

Competition, page 107

14.	We note the references to your venture lending and specialty finance teams and how they compete nationally and in the Bay Area. Please revise to address your competitive position in these industries and clarify the methods of competition.

Response: In response to the Staff’s Comment, the Original DRS has been revised on pages 9, 100 and 105 to provide a discussion how the Company competes in the venture lending and specialty financing industries.

Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor, San Francisco, California 94111

Tel: 415.291.7400 Fax: 415.291.7474

Albany  |  Boston  |  Chicago  |  Los Angeles  |  New York  |  Orange County  |  Sacramento  |  San Francisco  |  Silicon Valley  |  Washington, D.C.

Attention: U.S. Securities and Exchange Commission

Re: Avidbank Holdings, Inc.; Amendment No. 1 to Draft Registration Statement on Form S-1

June 3, 2025

Securities Ownership of Certain Beneficial Owners and Management, page 146

15.	Please disclose the natural persons who have voting and dispositive control over the shares owned by all entities listed as greater than 5% shareholders in the beneficial ownership table.

Response: In response to the Staff’s Comment, the Company respectfully confirms that to the extent the information is not already provided in the filing, the greater than 5% shareholders’ voting and dispositive information will be added to the beneficial ownership table upon the public filing of the registration statement on Form S-1.

Should you have any questions regarding the foregoing responses or additional comments regarding DRS Amendment No. 1, do not hesitate to contact Craig Miller at 415.291.7415 or Veronica Lah at 310.312.4130.

Sincerely yours,

/s/ Craig D. Miller
Craig D. Miller

cc:	Avidbank Holdings, Inc.

Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor, San Francisco, California 94111

Tel: 415.291.7400 Fax: 415.291.7474

Albany  |  Boston  |  Chicago  |  Los Angeles  |  New York  |  Orange County  |  Sacramento  |  San Francisco  |  Silicon Valley  |  Washington, D.C.